Exhibit 8.1

February 12, 2025

SciSparc Ltd.

SciSparc Merger Sub Ltd.

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916 Israel

AutoMax Motors Ltd.

15 HaRechavim St.

Jerusalem, Israel

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed merger (“the Merger”) of SciSparc Merger Sub Ltd. into AutoMax Motors Ltd. pursuant to which AutoMax Motors Ltd. will become a wholly owned subsidiary of SciSparc Ltd.

Facts

SciSparc Ltd. (“SciSparc”) is a corporation existing under the laws of the State of Israel. SciSparc Merger Sub Ltd. (“Merger Sub”) is also a corporation existing under the laws of the State of Israel, and is wholly owned by SciSparc. Merger Sub is a transitory corporation that will engage in no substantial business activity other than to effect the Merger. AutoMax Motors Ltd. (“AutoMax”) is also a corporation existing under the laws of the State of Israel.

No party to the Merger is an investment company as defined in IRC §§ 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv). No intercorporate debt exists between any of SciSparc, Merger Sub and AutoMax that was issued, acquired, or will be settled at a discount in connection with the Merger. No party to the Merger is under the jurisdiction of a court in a Title 11 or similar case within the meaning of IRC § 368(a)(3)(A).

The terms of the Merger are contained in the Agreement and Plan of Merger, dated as of April 10, 2024 (the “Plan of Merger” ), among SciSparc, Merger Sub and AutoMax. Pursuant to the Plan of Merger, Merger Sub will merge with and into AutoMax, with AutoMax surviving, and AutoMax will become a wholly owned subsidiary of SciSparc (the “Transaction”).

SciSparc Ltd.

SciSparc Merger Sub Ltd.

AutoMax Motors Ltd.

Opinion

In our opinion, the Merger, as structured, is a reverse triangular merger that meets the requirements of a “reorganization” as defined in IRC § 368(a)(1)(A), as augmented by the provisions of IRC § 368(a)(2)(E). Assuming that the Transaction is consummated in accordance with the terms, conditions, and other provisions of the Plan of Merger and that all of the factual information, descriptions, representations, and assumptions set forth in the Plan of Merger, in your Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2024, including any amendments thereto, in the proxy statement/prospectus contained therein, and in the Officers Certificate of SciSparc dated February 12, 2025 are accurate and complete in all relevant respects, and will be accurate and complete in all relevant respects at the time the Merger becomes effective, it is our opinion that for federal income tax purposes the following will occur:

1.	The Merger will constitute a “reorganization” within the meaning of IRC § 368(a), and SciSparc, Merger Sub and AutoMax will each be a party to the reorganization within the meaning of IRC § 368(b).

2.	Neither SciSparc nor Merger Sub will recognize any gain or loss as a result of the Merger.

3.	AutoMax will not recognize any gain or loss as a result of the Merger.

4.	Holders of ordinary shares, par value NIS 0.05 per share of AutoMax (“AutoMax Ordinary Shares”) exchanged in the Merger for ordinary shares, no par value of SciSparc (“SciSparc Ordinary Shares”) will not recognize any gain or loss as a result of the Merger, and Holders of AutoMax Ordinary Shares exchanged in the Merger for SciSparc Ordinary Shares and pre-funded warrants to acquire SciSparc Ordinary Share will recognize gain, if any, to the extent of the value of the pre-funded warrants to acquire SciSparc Ordinary Shares.

5.	The adjusted basis of the assets of AutoMax after the Merger will be the same as the adjusted basis of the assets held by AutoMax and (if any) by Merger Sub immediately before the Merger.

6.	With regard to shareholders who held their AutoMax Ordinary Shares as capital assets, the period for which they have held such AutoMax Ordinary Shares will be included in their holding period for SciSparc Ordinary Shares received in the exchange.

7.	The tax basis of SciSparc Ordinary Shares received by a shareholder of AutoMax will equal the tax basis of such shareholder’s holdings of AutoMax Ordinary Shares exchanged in the Merger.

8.	The tax basis of any pre-funded warrants to acquire SciSparc Ordinary Shares received by a shareholder of AutoMax will equal the fair market value of such pre-funded warrants to acquire SciSparc Ordinary Shares on the date of the closing of the Merger, and the holder’s holding period for such warrants will commence on that date.

SciSparc Ltd.

SciSparc Merger Sub Ltd.

AutoMax Motors Ltd.

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal tax law arising under the laws of the United States. This opinion is not intended or written by our firm to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer. Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date of the Merger, as set forth in the Plan of Merger. Our opinion is also based on the Code, Treasury Regulations, case law, and IRS rulings as they now exist. These authorities are all subject to change and such changes may be made with retroactive effect. We can give no assurance that after any such change our opinion would not be different. We undertake no responsibility to update or supplement our opinion. We hereby consent to the filing of this opinion letter with the SEC as Exhibit 8.1 to the Registration Statement and the reference to this opinion letter made in the proxy statement / prospectus.

Very truly yours,

/s/ Sullivan & Worcester LLP
Sullivan & Worcester LLP